CONFIDENTIAL

April 20, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tracey McKoy, Terence O'Brien, David Gessert and Tim Buchmiller

Re: Responses to the Securities and Exchange Commission
Staff Comments dated March 29, 2021, regarding
Salona Global Medical Device Corporation
Amendment No. 1 Draft Registration Statement on Form S-1
Submitted March 1, 2021
CIK No. 0001617765

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the April 14, 2021 letter regarding the above-referenced Amendment No. 1 to the confidential Draft Registration Statement on Form S-1 (the "Registration Statement") of Salona Global Medical Device Corporation (the "Company", "we," "our," or "us") confidentially submitted on April 6, 2021. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment ("Amendment No. 2") to the Registration Statement, responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in Amendment No. 2. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Our responses are as follows:

Amendment No. 1 to Draft Registration Statement on Form S-1
The Offering, page 9

Staff Comment No 1.

We note your response to prior comment 2 and revised cover page disclosure. As requested by our prior comment, please also revise your disclosure here to clarify that the common shares will be offered by the selling shareholders at a price of C$0.4749 until trading resumes on the TSXV, as disclosed on the prospectus cover page.

April 20, 2021 Page 2

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 9 to clarify that the common shares will be offered by the selling shareholders at a price of C$0.4749 until trading resumes on the TSXV.

Risk Factors
Our common shares are a high risk investment, page 10

Staff Comment 2.

We note your response to prior comment 9 and the revision made on page 27 that "the Consideration Shares will not be available for sale into the market or resale by the holders." We further note each Consideration Share may be converted into one share common stock of the Company at the election of the holder. Please revise to clarify if shares of your common stock representing converted shares of Consideration Shares are available for sale into the market or resale by the holders thereof. If so, please expand your risk factor disclosure to address the risks from the converted Consideration Shares being sold into market and disclose how and when those shares would be available for resale.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 10 to clarify that shares of our common stock representing converted shares of Consideration Shares are available for sale into the market or resale by the holders thereof, and we have described the risks from the converted Consideration Shares being sold into the market and to disclose when those shares would be available for resale.

Use of Proceeds, page 55

Staff Comment 3.

We note you will use the proceeds from the exercise of the Resulting Issuer Warrants, as well as from the exercise of the Salona Compensation Options and Exchangeable Compensation Option to acquire other medical device businesses after the SDP transaction closes. Please expand your disclosure to identify, if known, any such businesses targeted. Refer to Instruction 6 of Item 504 of Regulation S-K for guidance.

Company's Response:

In response to the Staff’s comment, while proceeds from the exercise of the Resulting Issuer Warrants, as well as from the exercise of the Salona Compensation Options and Exchangeable Compensation Option will be used to support potential future acquisition of other medical device businesses, we do not currently have any businesses targeted for acquisitions. In accordance with Instruction 6 of Item 504 of Regulation S-K, we have disclosed the nature of the businesses to be sought and, while we continue to assess acquisition opportunities, we have not identified any specific business to be sought at this time.

April 20, 2021 Page 3

Company's Response:

Management's Discussion and Analysis of Financial Condition and Results of Operations of Salona Global Medical Device Corporation Liquidity and Capital Resources, page 67

Staff Comment 4.

We have read your revised disclosure in response to prior comment 18 from our letter dated March 29, 2021. Please revise your disclosure to provide a discussion of changes in operating, investing and financing cash flows for each period presented. Your revised discussion should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Your revised discussion should also focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350 and Item 303 of Regulation S-K

Company's Response:

In response to the Staff's comment, we have revised our disclosure on pages 64 to 65 to provide a discussion of changes in operating, investing and financing cash flows for each period presented, including the impact of the line item(s) which contributed most to the changes.  We have also provided in such disclosure, detailed explanations of the reasons for the fluctuations and a discussion of the primary drivers of and other material factors necessary to an understanding of our cash flows and the indicative value of historical cash flows.

Results of Operations of South Dakota Properties, page 68

Staff Comment 5.

We have read your revised disclosure in response to prior comment 18 from our letter dated March 29, 2021. Your discussion of the results of operations for South Dakota Partners does not address the underlying reasons for the decline in revenue nor provide an analysis of the period-over-period fluctuations in the income statement expense line items. Please revise to provide a full analysis of the operating results for South Dakota Partners. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303(A)(3) and Instruction 4 to Item 303(A) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

April 20, 2021 Page 4

Company's Response:

In response to the Staff's comment, we have revised our disclosure on pages 71 to 81 provide a full analysis of the operating results for South Dakota Partners, including the underlying reasons for the decline in its revenue and an analysis of the period-over-period fluctuations in the income statement expense line items.

Signatures, page II-7

Staff Comment No. 6.

We note your response to prior comment 22; however we do not see a corresponding change in your amendment. Please revise to have your principal accounting officer or controller sign the registration statement and indicate by parenthetical indication who is signing in that capacity. Refer to Instruction 1 to Signatures on Form S-1.

Company's Response:

In response to the Staff's comment, we have previously revised the registration statement to provide for the signature of our interim Chief Financial Officer, who performs the function of our principal accounting officer.

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April 20, 2021 Page 5

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 367-7388.

Sincerely,

Dorsey & Whitney LLP

/s/ Richard Raymer

Richard Raymer

cc: Leslie Cross, Salona Global Medical Device Corporation